EXHIBIT 21

BNS Co.

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries of the Registrant as of December 31, 2003, are as follows:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Power Owned by the Registrant
BNS INTERNATIONAL, LTD.	Cayman Islands	100%
BNS Company (Property Holdings) Ltd.	United Kingdom	100%*
Dandelion, Inc.	Delaware, USA	100%
Dandelion, Ltd.	Israel	100%**

*	Owned through BNS INTERNATIONAL, LTD.
**	Owned through Dandelion, Inc.